BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and to the market in general that, in a report released today, the credit rating agency S&P Global Ratings lowered its global scale issuer credit rating on the Company to 'BB' from 'BB+' and affirmed their 'brAAA' national scale issuer credit rating. The outlook on both credit ratings is negative.

Sao Paulo, August 10, 2018

Lorival Nogueira Luz Jr.

Global Chief Operating Officer,

Chief Financial and Investor Relations Officer